APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Bugs Beachin Shaved Ice

BALANCE SHEET

As of July 5, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Advantage Chk - 7306 (7306)	2,126.50
Total Bank Accounts	**$2,126.50**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory	8,713.96
Inventory Asset	4,608.00
Uncategorized Asset	48.00
Undeposited Funds-1	134.30
Total Other Current Assets	**$13,504.26**
Total Current Assets	**$15,630.76**
TOTAL ASSETS	**$15,630.76**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Bank Of America	-100.00
Credit Card	-103.00
Total Credit Cards	**$ -203.00**
Other Current Liabilities	
South Carolina Department of Revenue Payable	171.36
Square Tips	289.56
Total Other Current Liabilities	**$460.92**
Total Current Liabilities	**$257.92**
Total Liabilities	**$257.92**
Equity	
Opening Balance Equity	5,368.48
Owner's Investment	32,800.00
Owner's Pay & Personal Expenses	-500.00
Retained Earnings	0.00
Net Income	-22,295.64
Total Equity	**$15,372.84**
TOTAL LIABILITIES AND EQUITY	**$15,630.76**

I, Dakotah-Rae Kelsey Mick, certify that:

1. The financial statements of Bugs Beachin Shaved Ice included in this Form are true and complete in all material respects; and
2. The tax return information of Bugs Beachin Shaved Ice has not been included in this Form as Bugs Beachin Shaved Ice was formed on 01/01/2020 and has not filed a tax return to date.

Signature

Name: Dakotah-Rae Kelsey Mick

Title: Owner